                         Filed by Keane, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934.

                         Subject Company: Metro Information Services, Inc. Commission File No.: 000-22035

     Keane, Inc. plans to file with the SEC a registration statement on Form S-4 in connection with the proposed acquisition of Metro Information Services, Inc., and Metro plans to file with the SEC and mail to its shareholders a proxy statement/prospectus in connection with the transaction. The registration statement and the proxy statement/prospectus will contain important information about Keane, Metro, the transaction and related matters. You are urged to read the registration statement and the proxy statement/prospectus carefully when they are available.

     You will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

     Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the registration statement and the proxy statement/prospectus.



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1

                                      to

                                  FORM 8-K/A

                                CURRENT REPORT

                    Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934

     Date of Report (Date of Earliest Event Reported):    August 20, 2001
                                                          ---------------


                                  KEANE, INC.
        --------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                                Massachusetts
        --------------------------------------------------------------
                 (State or Other Jurisdiction of Incorporation)


               001-7516                                04-2437166
        ---------------------                     --------------------
       (Commission File Number)             (IRS Employer Identification No.)


        Ten City Square, Boston, Massachusetts            02129
        --------------------------------------------------------------
       (Address of Principal Executive Offices)         (Zip Code)


                                (617) 241-9200
        --------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


                                Not Applicable
        --------------------------------------------------------------
         (Former Name or Former Address, if Changed Since Last Report)

                                EXPLANATORY NOTE

This Amendment No. 1 on Form 8-K/A to Keane, Inc.'s Current Report on Form 8-K dated August 20, 2001 amends the original filing for purposes of refiling
Exhibit 99.1 thereto.


Item 7.    Financial Statements, Pro Forma Financial Information and Exhibits.
           ------------------------------------------------------------------

       (a) Financial Statements of Businesses Acquired.
           -------------------------------------------

           Not applicable.

       (b) Pro Forma Financial Information.
           -------------------------------

           Not applicable.

       (c) Exhibits.
           --------

           *2.1(1) Agreement and Plan of Merger, dated as of August 20, 2001, among Keane, Inc., Veritas Acquisition Corp. and Metro Information Services, Inc.

           99.1 Shareholder's Agreement, dated as of August 20, 2001, among Keane, Inc., Veritas Acquisition Corp. and John H. Fain
--------------------
*  Previously filed.

(1) The exhibits and schedules to the Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Keane will furnish copies of any of the exhibits and schedules to the U.S. Securities and Exchange Commission upon request.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 24, 2001             REGISTRANT

                                  KEANE, INC.

                                  By: /s/ John J. Leahy
                                      ---------------------------
                                      John J. Leahy
                                      Senior Vice President -- Finance and
                                      Administration and Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit Number                           Description
--------------                           -----------

*2.1(1) Agreement and Plan of Merger, dated as of August 20, 2001, among Keane, Inc., Veritas Acquisition Corp. and Metro Information Services, Inc.

99.1 Shareholder's Agreement, dated as of August 20, 2001, among Keane, Inc., Veritas Acquisition Corp. and John H. Fain


--------------------
*  Previously filed.

(1) The exhibits and schedules to the Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Keane will furnish copies of any of the exhibits and schedules to the U.S. Securities and Exchange Commission upon request.